UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                              E-BOOK NETWORK, INC.
                          (Exact name of registrant as
                       specified in its corporate charter)

                                     0-49764
                               Commission File No.

                  Florida                              65-1082270
         (State of Incorporation)                (IRS Employer I.D. No.)


                              14790 SW 21st Street
                                 Davie, FL 33325
                    (Address of principal executive offices)


                                 (954) 472-7971
                           (Issuer's telephone number)

                              E-BOOK NETWORK, INC.

                        INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 14F-1 THEREUNDER

General

         This Information Statement is being delivered on or around August 24, 2003 to the record holders (as of August 22, 2003) of shares of common stock, no par value (the "Common Stock") of e-Book Network, Inc., a Florida corporation (the "Company"). The Company anticipates entering into a Share Exchange Agreement (the "Agreement") to acquire all of the issued and outstanding shares of SinoFresh(R) HealthCare, Inc., a Delaware corporation ("SinoFresh"). SinoFresh is a Delaware corporation which was incorporated in October of 2002. Pursuant to the Agreement, the Company plans to issue an aggregate of 14,376,660 shares of common and preferred stock, and an additional 1,950,000 warrants and options to the existing shareholders of SinoFresh and simultaneously with the closing of the Agreement the Company's majority shareholder, Susan Parker ("Parker"), will cancel 19,616,667 shares of common stock owned by her.

         Upon the closing of the Agreement, the current board of directors of SinoFresh, Charles Fust, P. Robert DuPont, David Otto, Stacey Maloney and Stephen Bannon (the "SF Directors"), will be appointed as directors of the Company and Parker will resign as the sole director of the Company. This change of directors of the Company will not occur until the acquisition of SinoFresh has been completed and a minimum of 10 days has passed since the filing of this Information Statement with the United States Securities and Exchange Commission and the delivery of this Information Statement to the shareholders of the Company.

         Prior to the closing of he Agreement, the Company plans to file an amendment to its Articles of Incorporation (i) changing the Company's name to SinoFresh Corp., and (ii) increasing the amount of common stock the Company is authorized to issue to 500,000,000 shares, no par value and creating a class of "blank check" preferred stock, no par value, of which the Company may issue 200,000,000 shares. In addition, the Company will be relocating its corporate office to 516 Paul Morris Drive, Englewood, FL 34223 and its telephone number will be(941) 488-5008.

         SinoFresh was formed to find a cure for sinusitis, halitosis, and other chronic sinus-related diseases. SinoFresh holds the patent rights to three (3) U.S. patents for the treatment of mold and bacteria in the nostrils and sinus cavities.

         SinoFresh's primary products consist of SinoFresh Nasal & Sinus Care(R) and SinoFresh Oral & Throat Care(R). More information on SinoFresh and its products can be obtained by accessing its web site at www.sinofresh.com.

         The SF Directors will not take office until at least ten days after this Information Statement is delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                  VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.       VOTING SECURITIES OF THE COMPANY

         On August 20, 2003, there were 22,100,000 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on at a meeting of the shareholders.

2.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of August 20, 2003 and prior to the closing of the Agreement by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our common stock, (ii) each of our directors and each of our named executive officers,
(iii) each person proposed to be appointed as a director of the Company, and
(iv) officers and directors as a group. Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares shown.

Title of Class       Name and address        No. of Shares     % of Common Stock
                  of beneficial owner(1)    of Common Stock
--------------------------------------------------------------------------------
Common            Susan Parker                 20,000,0000           90.5%
                  14790 SW 21st Street
                  Davie, FL 33325

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of August 20, 2003, there were 22,100,000 shares of our common stock issued and outstanding

3.       CHANGES IN CONTROL

         The Company anticipates entering into the Agreement with the shareholders of SinoFresh to exchange their shares for an aggregate of 14,376,660 shares of common and preferred stock, and an additional 1,950,000 warrants and options on or around August 25, 2003. In conjunction with the closing of the Agreement, Parker has agreed to cancel 19,616,667 shares of her common stock. Upon the closing of the Agreement, the existing shareholders of SinoFresh will own approximately 87% of the issued and outstanding shares of the Company's common stock, on a fully diluted basis. Further, the SF Directors will constitute our board of directors upon the expiration of the 10 day period following filing and mailing of this Information Statement and upon the closing of the Agreement. Accordingly, there will be a change of control of the Company upon the closing of the Agreement.

         The following table sets forth certain information concerning the number of shares of our common stock that will be owned by shareholders of SinoFresh after the Agreement closes. Information about the following individuals is set forth below: (i) each person (including any group) known to us that will own more than five percent (5%) of any class of our voting securities upon the closing of the Agreement, (ii) each of our directors and each of our named executive officers upon the closing of the Agreement, (iii) each person proposed to be appointed as a director of the Company upon the closing of the Agreement, and (iv) officers and directors as a group upon the closing of the Agreement. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class    Name and address          No. of Shares     % of Common Stock
                  of beneficial owner(2)
--------------------------------------------------------------------------------
Common            David Otto                50,000            0.44%

Common, Series
B Preferred       Charles Fust(3)           7,524,000         39.85%

Common, Series    Stacey Maloney            5,000             .04%
B Preferred

Common            P. Robert Dupont          250,000           2.20%

Common            Stephen Bannon            500,000           4.40%




(2) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(3) Includes 4,519,500 shares of common stock and 1,500,000 shares of Series B Preferred shares which are convertible into 3,000,000 shares of common stock owned by Fust Family, FLP as well as 5,000 shares owned by Mr. Fust's wife, Stacey Maloney, which are deemed to be beneficially held by Mr. Fust.

For the purposes of this section, all addresses are care of the Company.

Directors and Executive Officers

         At the present time, the Company does not have a standing audit, nominating or compensation committee.

         During the Company's last fiscal year, the Company had one meeting of its Board of Directors.

         Pursuant to the Agreement and change in control, the following will be appointed as the Company's new officers and directors:

         Directors: Charles Fust, P. Robert DuPont, David Otto,
                    Stephen Bannon and Stacey Maloney

         Officers:  Charles Fust, P. Robert DuPont, Kenneth Banks
                    and Steves Rodriguez

         Upon appointment of the SF Directors, Susan Parker will tender her resignation as both an officer and director of the Company.

         The following tables set forth information regarding the Company's current officers and directors and the proposed executive officers and directors of the Company:

CURRENT OFFICERS AND DIRECTORS

         As of August 20, 2003 our officers and directors were as follows:

         Susan Parker age 43, has been our president and sole director since inception. From 1992 to 1997, Ms. Parker was Vice President and CFO of National Lithographers and Publishers, a Miami, Florida based company. From 1998 to 1999, she was president of Parker Publications which printed and distributed real estate publications. From 2000 to the present, she was president of E-Miracle Network, Inc., and also International Computer Leasing. In addition to our company, since January 2001, Ms. Parker has been, and with respect to some of them, still is, president and sole director of the following other companies which are currently listed for trading either on the Electronic Pink Sheets or the Over-the-Counter Bulletin Board: e-Art Network, Inc, e-Auto Network, Inc., e-Connect Network, Inc. e-Game Network, Inc., e-Gift Network, Inc., e-Hobby Network, Inc., e-Shop Network, Inc., e-The Movie Network, Inc., e-Shop Network, inc., and e-Video Network, Inc., as well as e-4Music Network, Inc.

PROPOSED DIRECTORS

Directors: Charles Fust, P. Robert DuPont, David Otto and Stephen Bannon and Stacey Maloney

Charles Fust

Mr. Fust (60) is Chairman, CEO and Founder of SinoFresh HealthCare, Inc, and Managing Director of SinoFresh Research Laboratories LLC, the research and development affiliate of SinoFresh HealthCare, Inc. Fust, a chemical engineer, has spent more than nine years researching and developing the SinoFresh HealthCare family of products and holds 92 domestic and international patents. He received a Bachelor of Science degree in Chemical Engineering from Auburn University and is a member of the American Association of Pharmaceutical Scientists. Mr. Fust is married to Ms. Maloney Fust, a Director and Vice President of Business Development for SinoFresh HealthCare Inc.


P. ROBERT DUPONT

Mr. DuPont (39) is Director of SinoFresh Healthcare, Inc., and President of SinoFresh Research Laboratories LLC, the research and development affiliate of SinoFresh HealthCare, Inc. Previously he was a Founder and the CEO of Ultrapure Group Limited, Inc., a multi-national company that designs and manufactures pharmaceutical process components. He co-founded Sani-Tech Incorporated, developers of a proprietary line of specialty process components and processes used in biotech and pharma manufacturing, which was sold to Sybron International, a company that is traded on the New York Stock Exchange. DuPont attended Johnson And Wales University in Providence, Rhode Island. He is Chair of the Sarasota Economic Development Committee for Life Sciences and is a member of the International Society of Pharmaceutical Engineers.


DAVID M. OTTO

Mr. Otto (41) is a Director and President of the Otto Law Group, a Seattle-based firm that specializes in corporate and securities law. Mr. Otto graduated from Harvard University in 1981 and received his Juris Doctorate degree from Fordham University School of Law in 1987. He is admitted to practice law in New York and Washington.


STACEY MALONEY FUST

Ms. Maloney Fust (38) is a Director and Vice President of Business Development for SinoFresh HealthCare Inc. Prior to joining the Company, she was the Executive Assistant to the General Partner of Sandler Capital Management and formerly served as the Executive Assistant for the President of AIG Global Investors, Inc. She was a Financial Advisor for Salmon Smith Barney and UBS. She attended New York University and holds her Series Seven; Sixty-three; and Sixty-five securities licenses. She is married to Charles Fust, Chairman and CEO of SinoFresh HealthCare, Inc.

STEVEN K. BANNON, VICE CHAIRMAN.

Mr. Bannon is currently a principal with The Firm, the world's largest talent and management agency. Mr. Bannon was a founder of Jeffries Bannon Vorce Media Fund and was the Head of Jeffries Media and Entertainment Industry Group. Mr. Bannon sold Bannon and Co., an investment banking boutique formed in 1990, to Societe Generale in 1998 after a successful two-year joint venture called Societe Generale Bannon. He served as a Vice President at Goldman Sachs & Co. in charge of emerging growth entertainment and media companies in Los Angeles. Prior to that, he worked for three years in the New York headquarters of Goldman Sachs in its Mergers and Acquisitions Department. Mr. Bannon received his MBA from Harvard University, where he graduated with distinction. He received his undergraduate degree from Virginia Polytechnical Institutes College of Architecture and has a graduate degree in Government from Georgetown University. Prior to attending Harvard, Mr. Bannon served for seven years in the United States Navy, where his career included extended deployments on a destroyer in the Pacific Fleet and the attainment of the position of Special Assistant to the Chief of Naval Operations. Mr. Bannon was awarded the Navy Expeditionary Medal in 1981 for service in the Persian Gulf during the Iranian Hostage Crisis.

Term of Office

         Our Directors are appointed for a one-year term to hold office until the next annual meeting of our shareholders, until they resign or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

         The Company currently does not have any significant employees.

          LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

         The Company is not aware of any legal proceedings in which the Company, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Company, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None of the following persons has any direct or indirect material interest in any material transaction to which we were or are a party during the past two years, or in any material proposed transaction to which the Company proposes to be a party:

         (A)      any director or officer;
         (B)      any proposed nominee for election as a director;
         (C) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or
         (D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

                 COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         Section 16(a) of the Securities and Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent shareholders are required by the SEC's regulations to furnish the Company with copies of all
Section 16(a) forms they file. Based on its review of the copies of such forms received by it, the Company believes that during the fiscal year ended December 31, 2002, all such filing requirements applicable to its officers and directors were complied with.

                             EXECUTIVE COMPENSATION

         No officer or director received any remuneration from the Company during the last or current fiscal years. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Dated: August 22, 2003                      THE COMPANY:


                                            E-BOOK NETWORK, INC.



                                            /s/ Susan Parker
                                            Susan Parker, President